Exhibit 99.3

Audited Consolidated Financial Statements of

ISOENERGY LTD.

For the years ended December 31, 2025 and 2024

Management’s Responsibility for Financial Reporting

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of IsoEnergy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting and internal control responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Philip Williams	/s/ Graham du Preez

Philip Williams Chief Executive Officer	Graham du Preez Chief Financial Officer

Toronto, Canada

February 26, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IsoEnergy Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of IsoEnergy Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Vancouver, Canada

February 26, 2026

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	December 31, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents		$62,906,168	$21,294,663
Accounts receivable		546,794	500,249
Prepaid expenses		2,112,419	489,921
Loan receivable	6b	—	6,120,503
Marketable securities	7	53,451,555	31,181,067
		$119,016,936	59,586,403
Non-Current
Property and equipment	8	15,813,164	16,232,302
Exploration and evaluation assets	9	279,091,819	262,291,098
Environmental bonds	10	3,036,362	2,725,220
TOTAL ASSETS		$416,958,281	$340,835,023

LIABILITIES
Current
Accounts payable and accrued liabilities		$2,109,193	$3,348,296
Convertible debentures	11	5,430,859	30,279,306
Current portion of lease liabilities		164,125	121,165
Flow-through share premium liabilities	12	4,695,312	1,355,210
		$12,399,489	35,103,977
Non-Current
Long-term portion of lease liabilities		277,572	281,721
Asset retirement obligation	10	2,416,158	2,026,975
Deferred income tax liability	13	438,976	259,191
TOTAL LIABILITIES		$15,532,195	$37,671,864

EQUITY
Share capital	14	$461,832,359	$362,941,599
Share option and warrant reserve	14	37,289,167	33,154,239
Accumulated deficit		(103,671,645)	(102,545,246)
Accumulated other comprehensive income		5,976,205	9,612,567
TOTAL EQUITY		$401,426,086	$303,163,159

TOTAL LIABILITIES AND EQUITY		$416,958,281	$340,835,023

Nature of operations (Note 2)

Material accounting policies (Note 5)

Commitments (Note 12)

Subsequent events (Note 6a, 7, 20)

The accompanying notes are an integral part of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2026

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

For the years ended December 31

	Note	2025	2024
General and administrative costs
Share-based compensation	14,15	$6,348,916	$5,285,145
Administrative salaries, contractor and director fees	15	4,436,658	5,120,027
Investor relations		1,640,925	897,110
Office and administrative	15	1,091,234	803,472
Professional and consultant fees		3,948,374	4,436,654
Travel		646,405	565,145
Public company costs		1,312,607	559,212
Total general and administrative costs		$(19,425,119)	$(17,666,765)
Interest income		1,792,730	2,391,377
Interest expense	10	(144,301)	(128,498)
Interest on convertible debentures	11	(796,637)	(1,246,850)
Fair value gain on convertible debentures	11	709,657	7,103,656
Gain on disposal of assets	6a,d,e	13,439,425	5,300,611
Disposals and impairment of assets	6c,9b	(935,814)	(39,958,977)
Foreign exchange loss		(77,575)	(75,588)
Other loss	11	(167,938)	—
Other income		709,920	141,502
Loss from operations		$(4,895,652)	$(44,139,532)
Deferred income tax recovery	13	3,769,253	2,132,799
Loss from continuing operations		$(1,126,399)	$(42,006,733)
Loss from discontinued operations, net of tax	6a	—	(128,358)
Loss for the period		$(1,126,399)	$(42,135,091)

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk	11	15,183	65,279
Change in fair value of marketable securities	7	3,644,064	(2,728,913)
Currency translation adjustment		(6,801,661)	12,548,345
Deferred tax (expense) recovery	13	(493,948)	287,327
Total other comprehensive (loss) income		$(3,636,362)	$10,172,038
Total comprehensive loss for the period		$(4,762,761)	$(31,963,053)

Loss per common share – continuing operations[1]
Basic		$(0.02)	$(0.94)
Diluted		$(0.04)	$(1.02)
Weighted average number of common shares outstanding[1]
Basic		51,005,995	44,500,678
Diluted		51,671,765	47,430,512

Loss per common share associated with discontinued operations (Note 6a)

1 Per share amounts and weighted average common shares outstanding for the comparative period have been retroactively restated (Note 14).

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

						Accumulated
		Number of		Share option		other
		common		and warrant	Accumulated	comprehensive
	Note	shares[1]	Share capital	reserve	deficit	income (loss)	Total
Balance as at January 1, 2024		43,225,678	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557
Shares issued in private placements	14	920,000	23,000,000	—	—	—	23,000,000
Share issue cost, net of tax	14	—	(1,242,784)	—	—	—	(1,242,784)
Premium on flow-through shares	12	—	(3,680,000)	—	—	—	(3,680,000)
Shares issued on the exercise of stock options	14	239,865	4,580,047	(1,950,028)	—	—	2,630,019
Shares issued on the exercise of warrants	14	274,808	4,446,881	(819,407)	—	—	3,627,474
Shares issued to settle liability	14	31,318	524,998	—	—	—	524,998
Shares issued to settle interest	11,14	25,265	348,830	—	—	—	348,830
Share-based payments	14	—	—	6,734,853	—	—	6,734,853
Loss for the period		—	—	—	(42,135,091)	—	(42,135,091)
Opening currency translation adjustment in foreign subsidiary disposed	6a	—	—	—	—	162,265	162,265
Other comprehensive income for the period		—	—	—	—	10,172,038	10,172,038
Balance as at December 31, 2024		44,716,934	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159

Balance as at January 1, 2025		44,716,934	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159
Shares issued from financings	14	7,080,325	77,472,375	—	—	—	77,472,375
Share issue cost, net of tax	14	—	(3,265,419)	—	—	—	(3,265,419)
Premium on flow-through shares issued	12	—	(8,002,950)	—	—	—	(8,002,950)
Shares issued on the exercise of stock options and RSUs	14	580,142	6,824,317	(3,594,581)	—	—	3,229,736
Shares issued on conversion of 2020 Debentures	11,14	2,417,068	24,291,545	—	—	—	24,291,545
Shares issued for exploration and evaluation asset	9a,14	16,666	161,160	—	—	—	161,160
Shares issued to settle interest	11,14	17,761	188,732	—	—	—	188,732
Shares issued to purchase marketable securities	7,14	100,000	1,221,000	—	—	—	1,221,000
Share-based payments	14,15	—	—	7,729,509	—	—	7,729,509
Loss for the period		—	—	—	(1,126,399)	—	(1,126,399)
Other comprehensive loss for the period		—	—	—	—	(3,636,362)	(3,636,362)
Balance as at December 31, 2025		54,928,896	$461,832,359	$37,289,167	$(103,671,645)	$5,976,205	$401,426,086

1 Certain of the number of outstanding common shares issued have been retroactively restated for all periods presented (Note 14).

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the years ended December 31

	Note	2025	2024

Cash flows used in operating activities
Loss for the period		$(1,126,399)	$(42,135,091)
Items not involving cash:
Share-based compensation	14	6,348,916	5,285,145
Deferred income tax recovery	13	(3,769,253)	(2,132,799)
Interest on convertible debentures	11	796,637	1,246,850
Fair value gain on convertible debentures	11	(709,657)	(7,103,656)
Gain on disposal of assets	6a,d,e	(13,439,425)	(5,300,611)
Disposals and impairment of assets	6c,9b	935,814	39,958,977
Depreciation expense	8,19	294,231	237,636
Interest and accretion	10	144,301	128,498
Interest income on loan receivable	6b	(48,492)	(220,639)
Other loss	11	167,938	—
Unrealized foreign exchange gain		(7,144)	(78,550)
Changes in non-cash working capital
Accounts receivable		(45,123)	260,305
Prepaid expenses		(820,100)	(113,787)
Accounts payable and accrued liabilities		(1,529,326)	(313,437)
		$(12,807,082)	$(10,281,159)

Cash flows used in investing activities
Additions to exploration and evaluation assets	9a, 19	$(23,541,618)	$(21,768,491)
Acquisition of exploration and evaluation assets	9a, 19	(2,630)	(578,107)
Additions to property and equipment	8, 19	(494,177)	(618,526)
Acquisitions of marketable securities	7	(2,670,424)	(3,147,290)
Loan received and advanced, including interest	6b	6,168,995	(5,899,864)
Environmental bonds posted	10	(412,663)	—
Cash in asset group disposed of	6a	—	(24,728)
		$(20,952,517)	$(32,037,006)

Cash flows from financing activities
Shares issued	14	$77,472,375	$23,000,000
Share issuance cost	14	(4,473,177)	(1,702,444)
Shares issued for warrant exercise	14	—	3,627,474
Shares issued for option exercise	14	3,229,736	2,630,019
Interest payment on debentures	11	(590,918)	(898,020)
Lease liability payments		(173,490)	(156,000)
		$75,464,526	$26,501,029
Effects of exchange rate changes on cash		(93,422)	78,549
Change in cash and cash equivalents		$41,611,505	$(15,738,587)
Cash and cash equivalents, beginning of period		21,294,663	37,033,250
Cash and cash equivalents, end of period		$62,906,168	$21,294,663

Cash and cash equivalents is comprised of:
Cash		$50,553,305	$21,294,663
Short-term cash deposits		12,352,863	—
Cash and cash equivalents		$62,906,168	$21,294,663

Cash flows associated with discontinued operations (Note 6a)

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. On June 20, 2024, the Company announced its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”), prior to being listed on the Toronto Stock Exchange (the “TSX”) on July 8, 2024 under the symbol “ISO”. The Company’s common shares began trading on the New York Stock Exchange American LLC (“NYSE-A”) on May 5, 2025 under the symbol “ISOU”.

The Company primarily holds its mineral interests directly or indirectly through the following wholly owned subsidiaries:

●	Consolidated Uranium Inc. (“Consolidated Uranium”) (Ontario, Canada)
●	ICU Australia Pty Ltd. (Australia)
●	Management X Pty Ltd. (Australia)
●	CUR Australia Pty Ltd. (Australia)
●	12942534 Canada Ltd. (Canada)
●	Virginia Uranium Inc. (Virginia, United States)
●	CUR Sage Plain Uranium, LLC (Utah, United States)
●	CUR Henry Mountains Uranium, LLC (Utah, United States)
●	White Canyon Uranium, LLC (Utah, United States)
●	2596190 Alberta Ltd. (Alberta, Canada) (Note 9a)

As of December 31, 2025, NexGen Energy Ltd (“NexGen”) holds 30.0% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2025, the Company had accumulated losses of $103,671,645 and adjusted working capital of $116,743,618 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These consolidated financial statements for the years ended December 31, 2025 and 2024 (the “Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

3.	BASIS OF PRESENTATION

Statement of Compliance

These Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Presentation

The Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, the Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary amounts expressed in the Financial Statements are referenced as Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. The Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States is US dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

The Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation. The Company holds a 50% interest in an unincorporated joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), comprising of a portfolio of exploration and evaluation assets located in Saskatchewan, Canada (the “Purepoint Joint Venture”). The Company accounts for the Purepoint Joint Venture as a joint operation and has proportionately consolidated its share of assets, liabilities, incomes and expenses.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Information about significant areas of judgement, estimation uncertainty and assumptions considered by management in preparing the Financial Statements are as follows:

i.	Impairment of Non-Financial Assets

At the end of each financial reporting period, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that an impairment loss or reversal of previous impairment should be recorded. Where such an indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment or reversal of previous impairment, if any. With respect to exploration and evaluation assets and property and equipment, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of exploration assets exceeds its recoverable amount. Recoverability depends on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or its ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets and property and equipment.

ii.	Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of its debentures. The model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. This model is not applied if the current market share price of the Company’s common shares exceeds the exercise price of the convertible securities by a significant margin. When management makes this determination, the debentures are assumed to be converted immediately and sold at the fair market value of the Company’s common shares and are fair valued based on its intrinsic value of the Company’s current fair market value. The determination of this method of valuation involves judgment. Refer to Note 11 for further details.

iii.	Mineral resource estimates

The figures for mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“National Instrument 43-101”), issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

iv.	Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)
v.	Deferred income taxes and recoverability of potential deferred tax assets

In assessing when to recognize deferred income tax assets, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

vi.	Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

vii.	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company as set out below have been consistently followed in the preparation of these Financial Statements.

(a)	Functional and Presentation Currency

These Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States is US dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

Translation of foreign currency transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. The subsequent payment or receipt of funds related to a transaction is translated at the rate applicable on the date of payment or receipt. Monetary assets and liabilities which are denominated in foreign currencies are re-translated at the rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. All exchange differences in the consolidated financial statements are taken to the Statement of Loss and Other Comprehensive Loss.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(a)	Functional and Presentation Currency (continued)

The assets and liabilities of subsidiaries with functional currency other than Canadian dollars (being the presentation currency of the Company) are translated into Canadian dollars at the exchange rate at the reporting date and the Statement of Loss and Comprehensive Loss is translated at the average exchange rate for the period. On consolidation, exchange differences arising from the translation of these subsidiaries are recognized in Other Comprehensive Loss.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and term deposits which are available on demand or have an initial term of 90 days or less or which are readily convertible to known amounts of cash at any time without significant penalty.

(c)	Exploration and Evaluation Assets

Once the legal right to explore a property has been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis, pending determination of the technical feasibility and commercial viability of the property. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. Overhead costs are only allocated to the asset to the extent that those costs can be directly related to operational activities in the relevant area of interest. When a claim is relinquished, or a project is abandoned, the related deferred costs are recognized in profit or loss immediately.

Although the Company has taken steps to verify its title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for similarly advanced exploration properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

At each reporting date, management reviews properties for events and circumstances which may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest is demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining and development assets within property, plant and equipment.

(d)	Equipment

(i)Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)Subsequent costs

The cost of replacing part of an item of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits of the item will flow to the Company and the cost of the item can be measured reliably.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(d)	Equipment (continued)
(iii)	Depreciation

The carrying amount of equipment (including initial and subsequent capital expenditures) is amortized to the estimated residual value over the estimated useful life of the specific assets. Depreciation is calculated over the estimated useful life of each significant component of equipment as follows:

Field and office equipment	5 years straight-line
Right-of-use assets	Straight-line over term of the lease
Leasehold improvements	Straight-line over term of the lease
Furniture	5 years straight-line
Vehicles	5 years straight-line

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv)	Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item and are recognized in profit or loss.

(e)	Impairment – Non-Financial Assets

At each reporting date the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or a cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount of an asset is the greater of an asset’s fair value less the cost to sell the asset and its value in use. In assessing value in use, estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(f)	Asset Retirement Obligations

Asset retirement obligations are recorded when a present legal or constructive obligation exists as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as interest expense.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

(g)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are measured based on the fair value of the consideration received, unless the fair value cannot be estimated reliably, in which case they are measured at the fair value of the shares at the date the shares are issued.

(h)	Warrants

From time to time, warrants are issued as part of a unit which is made up of a common share and a full or partial warrant. The warrant allows the holder to acquire common shares of the Company. The Company uses the residual value in assigning the value to the warrant which is included in the warrant reserve in the statement of changes in equity.

(i)	Share-based payments

The Company’s Omnibus Long-Term Incentive Plan (“Omnibus Plan”) allows Company employees, directors, officers and consultants to acquire common shares of the Company. Share-based payment arrangements related to stock option awards and restricted share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that may involve judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payment expense. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. Fair value is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Refer to Note 14 for further details.

At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options and restricted share units that are expected to vest. The fair value of stock options and restricted share units granted are recognized as a share-based payment expense or capitalized to exploration and evaluation assets with a corresponding increase in equity reserves.

In situations where equity instruments are issued to settle amounts due or for goods or services received by the Company, the transaction is measured at the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case the good or services received and corresponding increase in equity are measured at the fair value of the equity instrument issued.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(j)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors paid for the flow-through feature, which is recognized as a liability due to the obligation to incur eligible expenditures and ii) share capital. Upon eligible exploration expenditures being incurred, the Company recognizes a deferred tax liability for the amount of tax deduction renounced to shareholders. To the extent that eligible deferred income tax assets are available, the Company will reduce the deferred income tax liability and records a deferred income tax recovery. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. If applicable, this tax is classified as an administration expense.

(k)	Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

Shares to be issued on existing stock options, warrants and convertible debentures are included in the computation of diluted loss per share only up to the point that doing so would not be anti-dilutive.

(l)	Leases and Right-of-use Assets

A contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company has elected not to separate non-lease components and will instead account for the lease and non-lease components as a single lease component.

The Company recognizes right-of-use assets at the commencement date of the lease and is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses and adjusted for any changes to lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date. In addition, right-of-use assets may be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company has elected not to recognize a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Company’s incremental borrowing rate. The carrying amount of lease liabilities is remeasured if there is a modification to an index or rate, a change in the residual value guarantee, or changes in the assessment of whether a purchase, extension or termination option will be exercised.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(m)	Assets held for sale and discontinued operations

Assets held for sale

Assets and businesses classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year. Impairment losses, if any, on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statement of loss. No depreciation is charged on assets and businesses classified as held for sale.

Discontinued operations

A component of the Company that has been disposed of or classified as held for sale and represents a separate major geographical area of operations is classified as a discontinued operation. Discontinued operations are presented in the consolidated statements of operations as a separate line.

(n)	Contingencies

Contingent assets and contingent liabilities are possible assets or possible obligations, respectively, that arise from past events and the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. Contingent assets are not recognized and are only recognized when the realisation of income is virtually certain. A contingent liability can also be a present obligation that arises from past events but is only recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation or when a reliable estimate of the amount of the obligation can be made.

(o)	Joint operation

The Financial Statements include the Company’s interest in a joint venture agreement with Purepoint Uranium. Joint control is the contractually agreed sharing of control of an arrangement, which exists when decisions about the activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. The Company proportionately consolidates its share of the joint operation’s assets, liabilities, incomes and expenses.

The Company recognizes gains or losses from sales or contributions of assets with its joint operation only to the extent of the other party’s interest in the joint operation. The Company recognizes gains or losses from purchases of assets from its joint operation only when the Company resells such assets to a third party.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(p)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q)	Financial Instruments
(i)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as at FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives), or the Company has opted to measure them at FVTPL (such as the Convertible Debentures).

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(q)	Financial Instruments (continued)
(i)	Classification (continued)

The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Marketable securities	FVTOCI
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

(ii)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. If the fair value of the elected investments differ significantly from the fair value of the consideration paid, then a gain or loss is recognized in profit or loss in the period of initial recognition, unless the Company’s own equity instruments are issued as consideration. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). Gains or losses on foreign exchange differences on foreign currency denominated equity instruments are recognized in FVTOCI. Equity instruments with no quoted market are measured at the price of its most recent share issuance, or at cost if insufficient information is available to measure fair value or if there is a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed as incurred. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise, except for the change in fair value attributable to changes in the credit risk of the financial liabilities, which is presented in other comprehensive (loss) income. The Company’s Convertible Debentures have been recognized at FVTPL.

Offsetting financial instruments

Financial assets and financial liabilities are offset and presented at the net amount on the statements of financial position when there is a legally enforceable right to offset the recognized financial instruments and the Company intends to settle on a net basis or plans to realize the financial asset and settle the financial liability simultaneously.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(q)	Financial Instruments (continued)
(iii)	Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive income (loss).

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the profit or loss.

Where accounts payable are settled via electronic cash transfers, they are derecognized when the Company has no ability to withdraw, stop or cancel the payment, has lost the practical ability to access the cash as a result of the electronic payment instruction, and the risk of a settlement not occurring is insignificant.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

5.	MATERIAL ACCOUNTING POLICIES (continued)
(r)	Adoption of new accounting pronouncements

The following standard was adopted by the Company on January 1, 2025, as required:

Amendment to IAS 21 – Lack of exchangeability

The IASB has issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted.

The Company adopted this amendment on January 1, 2025, as required. The adoption of this amendment did not result in any changes to the Financial Statements.

The following standard has been issued and is not yet effective:

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

The Company is currently assessing the impact of IFRS 18 on its Financial Statements and will implement necessary changes to ensure compliance with the new requirements once the standard becomes effective on January 1, 2027.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

6.	TRANSACTIONS
(a)	Sale of Argentina assets and discontinued operation

On July 19, 2024, the Company completed the sale of all of its shares in a previously wholly held subsidiary, 2847312 Ontario Inc., which held all of the Company’s assets in the Argentina reporting segment, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium” or the “Buyer”). The net assets of the Argentina reporting segment primarily included the Laguna Salada project and the Huemul project. All income and expenses related to the Argentina reporting segment were presented as a discontinued operation as at December 31, 2024.

Consideration received from the sale primarily included:

●	US$10.0 million of common shares of the Buyer, being 2,000,000 shares at a price of US$5.00 per share. Should the Buyer complete a public listing or a concurrent financing at less than the price of US$5.00 per share, the Company is entitled to additional common shares (“Top Up Shares”) of the Buyer such that the total common shares held maintains a value of US$10.0 million, with the amount of Top Up Shares issued limited to a minimum price of US$4.00 per share. Should the Buyer not complete a public listing or not complete a concurrent financing within 12 months of the closing date, the Company is entitled to additional common shares of the Buyer (the “Additional Jaguar Uranium Shares”).
●	Net Smelter Returns (“NSR”) royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). The Buyer retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.
●	NSR royalty of 1% on all production from the Huemul project (“Huemul NSR”). The Company retained a buy-back option on an existing royalty agreement on the Huemul project (“Huemul Buy-back Option”).

The Company accounted for the Top Up Shares and Additional Jaguar Uranium Shares as contingent assets. On July 19, 2025, the Company became entitled to receive the Additional Jaguar Uranium Shares because the Buyer did not complete a public listing within the specified timeframe. No value has been recorded as of December 31, 2025 for the Additional Jaguar Uranium Shares.

Subsequent to December 31, 2025, the Company was issued the Additional Jaguar Uranium Shares and the Top Up Shares after Jaguar Uranium completed a public listing and a concurrent financing at a price of US$4.00 per share.

The Company determined the carrying amount of the Laguna Salada NSR, Huemul NSR, and the Buy-back Option to be $nil at the time of the sale.

The gain on disposal of the asset group was as follows:

Common shares received	$13,727,000
Disposal costs incurred	(165,037)
Reclassification of cumulative currency translation adjustments	(1,686)
Net proceeds	$13,560,277

Cash	24,728
Accounts receivable	52,850
Exploration and evaluation assets (Note 9b)	8,182,088
Net assets sold	$8,259,666

Gain on disposal of Argentina assets	$5,300,611

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

6.	TRANSACTIONS (continued)
(a)	Sale of Argentina assets and discontinued operation (continued)

The results from the discontinued operations of the Argentina reporting segment for the years ended:

	2025	2024
Office and administrative expenses	$—	$73,600
Professional and consultant fees	—	54,758
Loss from discontinued operations	$—	$(128,358)

Basic and diluted loss per share – discontinued operations	$—	$(0.00)

There are no cash flow amounts related to the Argentina reporting segment included in the statement of cash flows for the year ended December 31, 2025. Net cash used in operating activities during the year ended December 31, 2024 was $34,342. Net cash provided by investing activities of the Argentina reporting segment during the year ended December 31, 2024 was $6,118, which is inclusive of non-cash changes in accounts payable directly related to exploration and evaluation assets. The effects of exchange rate changes on cash during the year ended December 31, 2024 was $997.

(b)	Terminated transaction with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy would acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”). In connection with the AEC Arrangement, IsoEnergy provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the proposed transaction. IsoEnergy also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”). The Bridge Loan and the Indemnity were both secured by a security interest in all the assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan, Indemnity and related security were subordinate to certain senior indebtedness of Anfield. The Bridge Loan was immediately repayable, among other circumstances, in the event the Arrangement Agreement is terminated by either IsoEnergy or Anfield Energy for any reason.

The Arrangement Agreement provided that either party could unilaterally terminate the Arrangement Agreement if all conditions precedent had not been satisfied by December 31, 2024. Anfield Energy terminated the Arrangement Agreement on January 14, 2025. Included in the loan receivable at December 31, 2024, was $5,899,864 advanced to Anfield Energy under the Bridge Loan and accrued interest of $220,639. Anfield Energy repaid the full amount due under the Bridge Loan, including accrued interest, on January 21, 2025. The Company received a full and final release from the Indemnity on March 3, 2025.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

6.	TRANSACTIONS (continued)
(c)	Joint Venture Agreement with Purepoint Uranium

On October 21, 2024, the Company entered into a contribution agreement with Purepoint Uranium in connection with the creation of an unincorporated joint venture for the exploration and development of a portfolio of uranium properties in northern Saskatchewan’s Athabasca Basin. The Purepoint Joint Venture is governed by a formal joint venture agreement (the “Joint Venture Agreement”) and not through any other separate legal vehicle or entity. The Joint Venture Agreement closed on December 18, 2024 following a concurrent financing completed by Purepoint Uranium (the “Purepoint Financing”) and receipt of all regulatory approvals. The parties contributed the following properties from its respective portfolios of exploration projects to create the Purepoint Joint Venture:

●	IsoEnergy: Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison
●	Purepoint Uranium: Turnor Lake and Red Willow

The properties contributed was subsequently reconstituted as three projects: Dorado, Aurora, and the Celeste Block (together, the “Joint Venture Properties”).

The Company initially held a 60% interest and Purepoint Uranium initially held a 40% interest in the Purepoint Joint Venture. The Joint Venture Agreement included an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options, such that the Company had an option to sell (the “Put Option”) and Purepoint Uranium had an option to acquire (the “Call Option”) 10% of IsoEnergy’s initial interest in exchange for 4,000,000 common shares of Purepoint Uranium. The Company exercised its Put Option on January 14, 2025 and the interests in the Purepoint Joint Venture for both the Company and Purepoint Uranium are now 50%. After the exercise of the put option, the Company’s carrying amount in the Purepoint Joint Venture was reduced by $1,060,000, based on the closing share price of Purepoint Uranium on the exercise date. After the exercise of the Put Option, the Company holds a further option to purchase an additional 1% interest in the Purepoint Joint Venture from Purepoint Uranium in exchange for $2.0 million (the “Additional Option”). The Additional Option expires on the earlier of February 28, 2026 or 60 days following a material uranium discovery.

The ownership interests of each party are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Joint Venture Properties. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

Purepoint Uranium acts as the operator of the Joint Venture Properties in the exploration phase. Once the Joint Venture Properties advance to the pre-development stage, the Company will assume the role of operator.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

6.	TRANSACTIONS (continued)
(d)	Sale of Mountain Lake property

On November 13, 2024, the Company entered into an asset purchase agreement with Future Fuels Inc. (“Future Fuels”) pursuant to which the Company agreed to sell all its right, title and interest in the Mountain Lake property located in Nunavut.

The sale closed on February 14, 2025. The Company received the following as consideration on closing:

●	$8,625,000 of common shares of Future Fuels, being 12,500,000 shares at a fair value of $0.69 per share based on the closing share price of Future Fuels on the sale closing date.
●	2% NSR royalty payable on all production from Mountain Lake, of which 1% can be repurchased by Future Fuels for $1,000,000 (the “Mountain Lake NSR”).
●	1% NSR royalty on all uranium production from Future Fuels’ properties in Nunavut other than Mountain Lake (the “Nunavut NSR”).
●	An additional 2,500,000 common shares of Future Fuels (the “Deferred Future Fuels Shares”), issuable on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of the outstanding common shares of Future Fuels.

The Company accounted for the Deferred Future Fuels Shares as a contingent asset and received the Deferred Future Fuels Shares on October 3, 2025, valued at $2,250,000 based on the closing share price of Future Fuels on that date.

The Company recognized $1,936,944 in royalty assets for the Mountain Lake NSR and Nunavut NSR as a current asset, based on its fair value. The Company initiated negotiations and eventually agreed to the sale of the Mountain Lake NSR and Nunavut NSR, to an unrelated third-party buyer, shortly after closing the sale with Future Fuels (Note 6e).

The gain on sale of the Mountain Lake property is as follows:

Common shares received	$8,625,000
Deferred Future Fuels Shares received	2,250,000
Royalty assets received	1,936,944
Disposal costs incurred	(41,903)
Net proceeds	$12,770,041

Exploration and evaluation assets (Note 9b)	151,010
Net assets sold	$151,010

Gain on sale of Mountain Lake property	$12,619,031

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

6.	TRANSACTIONS (continued)
(e)	Sale of Royalty Assets

On May 15, 2025, the Company, along with its wholly owned subsidiary, Consolidated Uranium, completed a royalty purchase agreement with Royal Uranium Inc. (“Royal Uranium”) pursuant to which the Company agreed to sell all its royalty assets, which includes the Laguna Salada NSR, Huemul NSR, Huemul Buy-back Option, Mountain Lake NSR, and Nunavut NSR (all together, the “Royalty Assets”). Consideration received from the sale of the Royalty Assets was $2,800,000 of common shares of Royal Uranium, being 8,000,000 shares at a price of $0.35 per share. The royalty purchase agreement assigned consideration of $1,936,944 to the Mountain Lake NSR and Nunavut NSR and $863,056 to the Laguna Salada NSR, Huemul NSR and Huemul Buy-back Option. The Company and Royal Uranium entered into an investor rights agreement, providing the Company with the right to nominate one director to the Royal Uranium board of directors and to participate in future equity financings of Royal Uranium to maintain its pro rata share ownership.

The gain on sale of the Royalty Assets is as follows:

Common shares received	$2,800,000
Disposal costs incurred	(42,662)
Net proceeds	$2,757,338

Royalty assets (Note 6d)	1,936,944
Net assets sold	$1,936,944

Gain on sale of Royalty Assets	$820,394

(f)	Proposed acquisition of Toro Energy Limited

On October 12, 2025, the Company and Toro Energy Limited (“Toro Energy”) entered into a scheme implementation deed (the “SID”) pursuant to which IsoEnergy, through one of its wholly owned subsidiaries, will acquire all of the issued and outstanding ordinary shares of Toro Energy (the “Toro Energy Shares”) by way of a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Toro Scheme”). Toro Energy is an Australian Securities Exchange (“ASX”) listed company that owns 100% of the Wiluna uranium project in Western Australia, Australia, as well as other exploration stage uranium properties in Australia.

Under the terms of the SID, shareholders of Toro Energy (the “Toro Energy Shareholders”) will receive 0.036 of a common share of IsoEnergy for each Toro Energy Share. Completion of the Toro Scheme is subject to various conditions, including but not limited to: approval of Toro Energy Shareholders; court approval; applicable regulatory approvals, including approval of the ASX, TSX, and NYSE American; and an independent expert concluding and continuing to conclude that the Toro Scheme is in the best interests of Toro Energy Shareholders.

The SID includes customary representations and warranties for a transaction of this nature, as well as notification obligations and a matching right regime in the event any superior proposal is received by Toro Energy. The SID also provides for customary deal-protection measures, including a break fee of approximately AUD$700,000, payable by either IsoEnergy or Toro Energy in certain circumstances.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

6.	TRANSACTIONS (continued)
(f)	Proposed acquisition of Toro Energy Limited (continued)

Following the completion of the Toro Scheme, the IsoEnergy Shares will continue to trade on the TSX and NYSE-A and the Toro Energy Shares will be delisted from the ASX. The Company retained an investment bank to advise on the Toro Scheme and provide a fairness opinion to the Company’s Board of Directors, for which the investment bank is entitled to a fixed fee customary for this type of transaction, no part of which is contingent upon the opinion being favourable or upon completion the Toro Scheme or any alternative transaction. The Company has also agreed to pay an additional fee for the investment bank’s advisory services in connection with the Toro Scheme, which is contingent on its successful completion.

Toro Energy Shareholders will be asked to approve the Toro Scheme at a shareholder meeting (the “Toro Energy Shareholders Meeting”). The Toro Scheme is expected to close after the Toro Energy Shareholders Meeting, which is expected to take place in the first half of 2026. Costs incurred as of December 31, 2025 in respect of the Toro Scheme of $682,258 are included in prepaid expenses.

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model, or other available information if published share prices are not available. Subscription receipts are valued at cost.

	Subscription
	Receipts	Common Shares	Warrants	Total
Balance, January 1, 2024	$2,000,000	$14,698,546	$337,144	$17,035,690
Acquired during the period	—	2,627,665	519,625	3,147,290
Common shares of Jaguar Uranium received from disposal of Argentina assets (Note 6a)	—	13,727,000	—	13,727,000
Subscription receipts converted to common shares	(2,000,000)	2,000,000	—	—
Change in fair value recorded in Other comprehensive income	—	(2,413,215)	(315,698)	(2,728,913)
Balance, December 31, 2024	$—	$30,639,996	$541,071	$31,181,067
Acquired during the period	—	1,979,432	690,992	2,670,424
Common shares of Purepoint Uranium received from exercise of put option (Note 6c)	—	1,060,000	—	1,060,000
Common shares of Future Fuels received from sale of Mountain Lake (Note 6d)	—	10,875,000	—	10,875,000
Common shares of Royal Uranium received from sale of Royalty Assets (Note 6e)	—	2,800,000	—	2,800,000
Common shares and warrants of Premier American Uranium in exchange for IsoEnergy common shares (Note 14)	—	1,118,111	102,889	1,221,000
Change in fair value recorded in Other comprehensive income	—	2,608,573	1,035,491	3,644,064
Balance, December 31, 2025	$—	$51,081,112	$2,370,443	$53,451,555

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

7.	MARKETABLE SECURITES (continued)

On December 31, 2025, marketable securities consisted of the following securities:

	Common Shares	Warrants
NexGen	279,791	—
Premier American Uranium Inc.	6,381,601	2,876,335
Atha Energy Corp.	11,461,281	1,717,144
Jaguar Uranium	2,000,000	—
Toro Energy	6,000,000	—
Purepoint Uranium	9,864,980	5,864,980
Future Fuels	15,675,000	675,000
Royal Uranium	8,000,000	—
Verdera Energy Corp.	300,000	—
Biondi Ventures Inc.	2,500,000	—

On May 7, 2024, the Company subscribed to 335,417 subscription receipts of Premier American Uranium Inc. (“Premier American Uranium”) (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771, which were converted to 335,417 common shares and 167,708 common share purchase warrants of Premier American Uranium on June 27, 2024.

On December 29, 2025, the Company purchased 2,135,760 common shares and 2,708,627 common share purchase warrants of Premier American Uranium from an unrelated third-party shareholder of Premier American Uranium. In exchange, the Company issued 100,000 common shares valued at $1,221,000 based on the closing share price of the Company on the settlement date of the transaction.

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. On March 8, 2024, in connection with completion of Atha Energy’s acquisition of Latitude Uranium, the Atha Subscription Receipts were converted into 2,000,000 shares of Atha Energy and the Company’s 5,907,600 shares of Latitude Uranium were exchanged for 1,635,814 shares of Atha Energy. The 2,857,150 Latitude Uranium warrants can be exercised to acquire 791,144 Atha Energy shares at a price per Atha Energy share of $1.8058.

On April 19, 2024, Atha Energy completed the acquisition of 92 Energy Ltd. (“92 Energy”) and the Company’s 10,755,000 92 Energy shares were exchanged for 6,274,467 Atha Energy shares.

On April 22, 2025, the Company subscribed to 625,000 Atha Energy shares for $250,000.

On September 18, 2025, the Company purchased 926,000 special warrants of Atha Energy (the “Atha Special Warrants”) at a price of $0.54 per unit for total consideration of $500,040. The Atha Special Warrants, which were not refundable, converted into units consisting of one common share and one common share purchase warrant after the British Columbia Securities Commission qualified a short form prospectus distribution filed by Atha Energy.

On July 19, 2024, the Company received 2,000,000 common shares of Jaguar Uranium (the “Jaguar Uranium Shares”) following the completion of the sale of its Argentina assets (Note 6a). The Company recorded an initial investment of $13,727,000 (US$10,000,000) for the Jaguar Uranium Shares. The Company requires consent from Jaguar Uranium should the Company trade or otherwise transfer the Jaguar Uranium Shares prior to Jagar Uranium completing a public listing.

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy at a price of AUD$0.24 per common share.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

7.	MARKETABLE SECURITES (continued)

On November 22, 2024, in connection with the Purepoint Financing (Note 6c), the Company purchased 3,333,334 units of Purepoint Uranium (“Purepoint Unit”). Each Purepoint Unit consists of one common share and one common share purchase warrant purchased at a price of $0.30 per unit for total consideration of $1,000,000. The Company received another 4,000,000 common shares of Purepoint Uranium at a price of $0.265 per common share on January 14, 2025 as a result of the Company exercising its Put Option in the Joint Venture Agreement (Note 6c).

On September 5, 2025, the Company purchased 2,531,646 units of Purepoint Uranium, with each unit consisting of one common share and one common share purchase warrant at a price of $0.395 per unit for total consideration of $1,000,183.

On February 14, 2025, the Company received 12,500,000 common shares of Future Fuels from the sale of the Mountain Lake property. The Company recorded an initial investment of $8,625,000 based on the share price of Future Fuels on the sale date. On October 3, 2025, the Company received the 2,500,000 Deferred Future Fuels Shares pursuant to the sale of the Mountain Lake property (Note 6d).

On August 20, 2025, the Company purchased 675,000 units of Future Fuels, with each unit consisting of one common share and one common share purchase warrant at a price of $0.40 per unit for total consideration of $270,100.

On May 15, 2025, the Company received 8,000,000 common shares of Royal Uranium from the sale of the Royalty Assets. The Company recorded an initial investment of $2,800,000 based on its fair value (Note 6e).

On August 21, 2025, the Company purchased 300,000 common shares of Verdera Energy Corp. (“Verdera Energy”), a privately held company, at a price of $0.50 per share.

On November 5, 2025, the Company purchased 2,500,000 common shares of Biondi Ventures Inc., a privately held company, at a price of $0.20 per share.

Subsequent to December 31, 2025, the Company purchased approximately $3.9 million of marketable securities. The following weighted average assumptions were used to estimate the fair value of the warrants:

	December 31, 2025
	Purepoint	Premier American
	Uranium	Uranium	Atha Energy	Future Fuels
Expected stock price volatility	127.97%	95.85%	101.44%	144.81%
Expected life of warrants (years)	1.8	0.9	1.6	1.6
Risk free interest rate	2.55%	2.55%	2.55%	2.55%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
Share price	$0.44	$0.70	$0.61	$0.70
Exercise price	$0.44	$2.52	$1.18	$0.60
Fair value per warrant	$0.27	$0.05	$0.18	$0.48

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

7.	MARKETABLE SECURITIES (continued)

	December 31, 2024
	Purepoint Uranium	Premier American Uranium	Atha Energy
Expected stock price volatility	122.76%	96.37%	82.20%
Expected life of warrants (years)	2.9	1.4	1.3
Risk free interest rate	2.92%	2.92%	2.92%
Expected dividend yield	0.00%	0.00%	0.00%
Share price	$0.22	$1.44	$0.56
Exercise price	$0.40	$3.50	$1.81
Fair value per warrant	$0.14	$0.29	$0.05

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

		Vehicles		Leasehold
	Land and	and	Right-of-	improve-
	buildings	equipment	use assets	ments	Furniture	Total
Cost
Balance, January 1, 2024	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822
Additions	—	604,534	—	—	13,992	618,526
Foreign exchange movement	1,074,694	162,606	—	—	—	1,237,300
Balance, December 31, 2024	$13,302,762	$2,627,296	$497,263	$125,848	$42,479	$16,595,648
Additions	—	361,834	168,673	79,681	49,165	659,353
Foreign exchange movement	(576,397)	(161,720)	—	—	—	(738,117)
Balance, December 31, 2025	$12,726,365	$2,827,410	$665,936	$205,529	$91,644	$16,516,884

Accumulated depreciation
Balance, January 1, 2024	$—	$89,991	$8,553	$2,161	$489	$101,194
Depreciation	—	101,794	121,737	30,922	7,699	262,152
Balance, December 31, 2024	$—	$191,785	$130,290	$33,083	$8,188	$363,346
Depreciation	—	123,420	149,891	47,431	19,632	340,374
Balance, December 31, 2025	$—	$315,205	$280,181	$80,514	$27,820	$703,720

Net book value:
Balance, December 31, 2024	$13,302,762	$2,435,511	$366,973	$92,765	$34,291	$16,232,302
Balance, December 31, 2025	$12,726,365	$2,512,205	$385,755	$125,015	$63,824	$15,813,164

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets.

	Note	December 31, 2025	December 31, 2024
Acquisition costs:
Acquisition costs, opening		$197,635,680	$227,424,953
Additions	9a	163,790	856,259
Asset retirement obligation change in estimate	10	349,848	(75,608)
Acquisition costs in disposal group	6a	—	(7,736,915)
Disposals and impairment of assets	9b	(1,229,454)	(33,853,518)
Foreign exchange movement		(5,727,932)	11,020,509
Acquisition costs, closing		$191,191,932	$197,635,680

Exploration and evaluation costs:
Exploration costs, opening		$64,655,418	$47,331,385
Additions:
Drilling		8,218,902	6,154,761
Geological and geophysical		3,748,110	5,524,677
Labour and wages		3,233,709	3,283,034
Camp costs		2,291,809	2,019,767
Studies and mine site management		1,649,857	1,300,104
Share-based compensation	14	1,380,593	1,449,708
Claim holding costs and advance royalties		1,067,093	1,537,485
Travel		550,968	681,660
Community relations		541,625	575,462
Geochemistry and assays		465,322	362,934
Health and safety and environmental		367,764	561,570
Net extension of claim refunds		(71,408)	(67,713)
Other		948,566	484,744
Foreign exchange movement		(231,071)	6,472
Total exploration and evaluation in the period		$24,161,839	$23,874,665
Exploration and evaluation costs in disposal group	6a	—	(445,173)
Disposals and impairment of assets	9b	(917,370)	(6,105,459)
Exploration and evaluation, closing		$87,899,887	$64,655,418
Total costs, closing		$279,091,819	$262,291,098

All claims are subject to minimum expenditure commitments. The Company expects to incur the minimum expenditures to maintain the claims.

Included in exploration and evaluation assets as at December 31, 2025, is $6,362,483 (2024: $6,360,000) related to the Purepoint Joint Venture. The Company’s share of costs incurred for the Purepoint Joint Venture included in exploration and evaluation costs during the year ended December 31, 2025 was $1,062,483 (2024: $nil). The Company included advances to the Purepoint Joint Venture, net of exploration and evaluation costs incurred, of $351,033 in prepaid expenses as at December 31, 2025 (2024: $nil).

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

9.	EXPLORATION AND EVALUATION ASSETS (continued)
(a)	Additions

In the year ended December 31, 2025, the Company elected to issue 16,666 common shares with a value of $161,160 to complete the 1st anniversary payment to retain its 100% interest in the Bulyea River property. In addition, the Company spent $2,630 to stake claims adjacent to its Tony M mine.

In the year ended December 31, 2024, the fair value of a contingent liability pursuant to the acquisition of the Ben Lomond property increased by $278,152 and the increase in value was recognized as an increase in the acquisition cost of Ben Lomond. In addition, the Company spent $408,449 to stake claims to the northwest of the Tony M mine, spent $163,887 to purchase all the outstanding common shares of 2596190 Alberta Ltd., which holds a 100% interest in the Bulyea River property, and spent $5,771 to stake several property extensions adjacent to its Evergreen property during the year ended December 31, 2024.

(b)	Disposals and impairment

In the year ended December 31, 2025, the Company derecognized $1,060,000 of exploration and evaluation assets as a result of exercising the put option in the Joint Venture Agreement (Note 6c) and derecognized $151,010 of exploration and evaluation assets on completion of the sale of the Mountain Lake property in Nunavut (Note 6d). The Company expects to no longer continue exploration work at the Bulyea River property (Note 12) at this time and recorded an impairment loss of $935,814 as a result.

In the year ended December 31, 2024, the Company recorded a loss of $25,616,241 on the contribution of assets to the form the Purepoint Joint Venture (Note 6c). The Company also identified indicators of impairment on its Radio and Carlson Creek properties primarily because of the loss on the contribution of assets to form the Purepoint Joint Venture. The Company wrote the Radio and Carlson Creek properties down to their estimated fair values of $365,268 and $335,501, respectively, and recorded an impairment loss of $14,342,736 as a result.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work. During the year ended December 31, 2025, the Company posted a AUD$352,066 bond after an updated rehabilitation cost estimate was approved by the regulatory authority for the Ben Lomond property in Queensland, Australia and posted a US$63,400 bond for the exploration program commencing at the Flatiron property in Utah, United States.

	December 31,	December 31,
	2025	2024
Opening balance, start of period	$2,725,220	$2,542,047
Environmental bonds posted	412,663	—
Foreign exchange movement	(101,521)	183,173
Balance, end of period	$3,036,362	$2,725,220

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS (continued)

The Company has recognized a provision for environmental rehabilitation in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs.

	December 31,	December 31,
	2025	2024
Opening balance, start of period	$2,026,975	$1,895,472
Accretion	97,176	82,178
Change in estimates	349,848	(75,608)
Foreign exchange movement	(57,841)	124,933
Balance, end of period	$2,416,158	$2,026,975

The estimated undiscounted amount of the asset retirement obligations as at December 31, 2025 is $2,427,892 (December 31, 2024: $2,369,440). The expected timing of cash flows in respect of each provision is based on the estimated start of reclamation activities. The asset retirement obligations are estimated based on inflation rates of 2.90% - 3.40% in the United States and 5.10% in Australia (2024: 2.70% - 3.40% and 1.80%, respectively) and discount rates of 3.93% - 4.20% in the United States and 4.52% in Australia (2024: 4.20% - 4.58% and 4.41%, respectively).

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carried a coupon (“Interest”) of 8.5% per annum, of which 6% was payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2020 Debentures (converted into Canadian dollars) was convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $3.52 per share, up to a maximum (the “Maximum Conversion Shares”) of 2,301,577 common shares. The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures.

On January 19, 2025, QRC elected to convert US$3,000,000 of the principal of the 2020 Debentures for 1,221,818 common shares of the Company (Note 14). Fair value of $13,928,728 of the principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $27,539 owed on the US$3,000,000 principal from January 1, 2025 to the date of the conversion was settled in cash.

On August 1, 2025, QRC elected to convert the remaining principal amount of the 2020 Debentures of US$3,000,000 for 1,195,250 common shares of the Company (Note 14). Fair value of $10,194,879 of the remaining principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $30,357 owed on the US$3,000,000 remaining principal from July 1, 2025 to the date of conversion was settled in cash. A loss of $167,938 was recorded on the settlement of the remaining principal amount of the 2020 Debentures, being the difference between the remaining fair value derecognized and the fair value of the common shares issued, including the Maximum Conversion Shares and the common shares issued to settle the Exchange Rate Fee (as defined below).

In the year ended December 31, 2025, the Company incurred interest expense of $238,297 (2024: $698,784) on the 2020 Debentures, of which $185,336 (2024: $490,568) was settled in cash and the remainder with the issue of 5,129 (2024: 15,159) common shares of the Company.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

11.	CONVERTIBLE DEBENTURES (continued)

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $17.32 per share, up to 366,070 Maximum Conversion Shares. The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures.

In the year ended December 31, 2025, the Company incurred interest expense of $558,340 (2024: $548,066) on the 2022 Debentures, of which $405,582 (2024: $407,530) was settled in cash and the remainder with the issue of 12,632 (2024: 10,106) common shares of the Company.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to December 6, 2025, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

	2022	2020
Year ended December 31, 2025	Debentures	Debentures	Total
Fair value, start of period	$4,870,701	$25,408,605	$30,279,306
Conversion of 2020 Debentures	—	(24,123,607)	(24,123,607)
Change in fair value in the period included in profit and loss	575,341	(1,284,998)	(709,657)
Change in fair value in the period included in OCI	(15,183)	—	(15,183)
Fair value, end of period	$5,430,859	$—	$5,430,859

	2022	2020
Year ended December 31, 2024	Debentures	Debentures	Total
Fair value, start of period	$5,884,208	$31,564,033	$37,448,241
Change in fair value in the period included in profit and loss	(948,228)	(6,155,428)	(7,103,656)
Change in fair value in the period included in OCI	(65,279)	—	(65,279)
Fair value, end of period	$4,870,701	$25,408,605	$30,279,306

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures[1]
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
Expected stock price volatility	60.00%	44.00%	—	—
Expected life (years)	1.9	2.9	—	—
Risk free interest rate	2.46%	2.68%	—	—
Expected dividend yield	0.00%	0.00%	—	—
Credit spread	23.12%	23.05%	—	—
Underlying share price of the Company	$12.49	$10.36	$8.67	$10.36
Conversion price	$17.32	$17.32	$3.52	$3.52
Exchange rate ($:US$)	1.3711	1.4388	1.3797	1.4388

Note 1: The discount on the 2020 Debentures is assumed to be 0% as it is assumed that the 2020 Debentures can be converted immediately and the shares received on conversion can be sold at fair market value. The assumptions listed as at December 31, 2025, represent assumptions as of August 1, 2025, which was the date of the conversion of the remaining 2020 Debentures.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

12.	COMMITMENTS

The Company’s undiscounted commitments and contractual obligations at December 31, 2025 include:

	Less than 1 year	1 to 3 years	4 to 5 years	Total
Accounts payable and accrued liabilities	$2,109,193	$—	$—	$2,109,193
2022 Debentures	5,430,859	—	—	5,430,859
Flow-through share premium liabilities	4,695,312	—	—	4,695,312
Purepoint Joint Venture advances	3,000,000	—	—	3,000,000
Lease liabilities	197,976	248,891	54,413	501,280
Asset retirement obligations	—	—	2,427,892	2,427,892
	$15,433,340	$248,891	$2,482,305	$18,164,536

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on February 9, 2024 for gross proceeds of $23,000,000 (the “2024 FTS Liability”) (Note 14) and subsequently incurred $23,000,000 in eligible exploration expenditures up to December 31, 2025, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through share premium liability was derecognized.

The Company issued flow-through shares on February 28, 2025 for gross proceeds of $20,007,375 (the “2025 FTS Liability”) (Note 14) and has incurred $8,269,097 in eligible exploration expenditures up to December 31, 2025. As of December 31, 2025, the Company is obligated to spend $11,738,278 on eligible exploration expenditures by December 31, 2026.

The flow-through share premium liability is comprised of:

	December 31,	December 31,
	2025	2024
Balance, opening	$1,355,210	$—
Liability incurred on flow-through shares issued	8,002,950	3,680,000
Settlement of flow-through share liabilities on expenditures	(4,662,848)	(2,324,790)
Balance, closing	$4,695,312	$1,355,210

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

12.	COMMITMENTS (continued)

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

●	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or
●	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may or may not be payable in the future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

Contractual arrangements

The purchase agreement for the Bulyea River property, which closed on June 28, 2024, includes a provision for the return of the Bulyea River property to Critical Path Minerals Corp. (“Critical Path Minerals”), if the Company does not or chooses to not make the following payments to Critical Path Minerals by the following dates:

●	On or before the 2nd anniversary of the closing date of sale: $300,000 in cash or common shares or a combination thereof, at the election of the Company; and
●	On or before the 3rd anniversary of the closing date of sale: $350,000 in cash or common shares or a combination thereof, at the election of the Company.

The Company also agreed to:

●	Incur minimum expenditures of $2,000,000 within 36 months of the closing date of sale; and
●	Within 30 days after a published technical report containing a current mineral resource estimate for the Bulyea River property, pay Critical Path Minerals $1,000,000 in cash or common shares or a combination thereof, at the election of the Company.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

13.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported income tax recovery for the years ended December 31 is as follows:

	2025	2024
Loss from operations	$(4,895,652)	$(44,139,532)
Statutory rate	27%	27%
Expected tax recovery	(1,321,826)	(11,917,674)
Permanent differences:
Share-based compensation	1,714,207	1,426,989
Convertible debt	(146,264)	(1,917,987)
Other	(768)	(43,931)
Tax exempt income from disposal of Argentina assets	—	(926,659)
Settlement of flow-through share liability on expenditures (Note 12)	(4,662,848)	(2,324,790)
Flow-through share renunciation	4,515,919	3,918,082
Unrecognized deferred tax assets	(3,926,750)	9,973,232
Recognized deferred tax assets	59,077	(320,061)
Income tax recovery	$(3,769,253)	$(2,132,799)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes gives rise to the following deferred tax assets and liabilities as at December 31:

	2025	2024
Tax loss carry forwards	$9,132,055	$588,797
Financing costs	—	70,806
Exploration and evaluation assets	(9,194,975)	(786,151)
Marketable securities	(536,820)	(174,328)
Property and equipment	(14,394)	(68,556)
Capital lease obligations	74,656	106,765
Asset retirement obligations	100,502	3,476
Deferred tax liabilities	$(438,976)	$(259,191)

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

13.	INCOME TAXES (continued)

As at December 31, 2025, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

December 31, 2025
Canadian tax loss carry forwards	$17,600,041
Australian tax loss carry forwards	2,614,830
US tax loss carry forwards	38,999,796
Property and equipment	944,413
Capital lease obligations	163,473
Financing costs	4,696,095
Asset retirement obligations	39,263

Movement in the Company’s deferred tax assets (liabilities) in the year is as follows:

				Recognized in
		Recognized	Recognized	other
	Opening	in income tax	in	comprehensive	Closing
December 31, 2025	balance	recovery	shareholders equity	income	balance
Deferred tax assets:
Tax loss carry forwards	$588,797	$8,543,258	$—	$—	$9,132,055
Financing costs	70,806	(1,278,564)	1,207,758	—	—
Capital lease obligations	106,765	(32,109)	—	—	74,656
Deferred tax liabilities:
Exploration and evaluation assets	(786,151)	(8,408,824)	—	—	(9,194,975)
Marketable securities	(174,328)	131,456	—	(493,948)	(536,820)
Property and equipment	(68,556)	54,162	—	—	(14,394)
Asset retirement obligations	3,476	97,026	—	—	100,502
	$(259,191)	$(893,595)	$1,207,758	$(493,948)	$(438,976)

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

13.	INCOME TAXES (continued)

			Recognized	Recognized in
		Recognized	in	other
	Opening	in income tax	shareholders	comprehensive	Closing
December 31, 2024	balance	recovery	equity	income	balance
Deferred tax assets:
Tax loss carry forwards	$6,241,436	$(5,652,639)	$—	$—	$588,797
Financing costs	303,471	(692,325)	459,660	—	70,806
Capital lease obligation	—	106,765	—	—	106,765
Deferred tax liabilities:
Exploration and evaluation assets	(7,142,964)	6,356,813	—	—	(786,151)
Marketable securities	(302,767)	(158,888)	—	287,327	(174,328)
Property and equipment	86,637	(155,193)	—	—	(68,556)
Asset retirement obligations	—	3,476	—	—	3,476
	$(814,187)	$(191,991)	$459,660	$287,327	$(259,191)

Deferred income tax recovery for the years ended December 31 comprises:

	2025	2024
Deferred income tax expense related to operations	$(893,595)	$(191,991)
Settlement of flow-through share liability on expenditures	4,662,848	2,324,790
Deferred income tax recovery	$3,769,253	$2,132,799

The Company has the following tax attributes, which are subject to review, and potential adjustment, by tax authorities:

●	Canadian non-capital and other losses of $48,030,366 (2024: $35,574,798) which expire in 2035-2045.
●	Australian losses of $4,576,810 (2024: $3,177,586) which do not expire.
●	US losses of $40,100,572 (2024: $49,747,423) which do not expire.

In 2016, IsoEnergy acquired exploration and evaluation assets from NexGen. At the time of acquisition from NexGen the net book value was $22,773,810, as recorded in NexGen’s financial statements immediately prior to the transfer, compared to the consideration paid by the Company of $29,000,000. The difference has not been recognized as a deferred tax liability pursuant to the “initial recognition exemption” under IFRS 12 - Income Taxes.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

14.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

On March 20, 2025, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every four existing pre-consolidation common shares. No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common share. The number of common shares, restricted share units, stock options, and all per share amounts have been retroactively restated for all periods presented.

For the year ended December 31, 2025:

(a)	During the year ended December 31, 2025, the Company issued:
●	2,417,068 common shares to QRC in respect of the full conversion of the US$6,000,000 principal of the 2020 Debentures (Note 11).
●	550,975 common shares on the exercise of stock options for proceeds of $3,229,736. As a result of the exercises, $3,272,577 was reclassified from reserves to share capital.
●	29,167 common shares on the exercise of RSUs. As a result of the exercises, $322,004 was reclassified from reserves to share capital.
●	17,761 common shares to QRC to settle $188,732 of interest expense on the Debentures (Note 11).
●	16,666 common shares to Critical Path Minerals with a fair value of $161,160 to retain its 100% interest in the Bulyea River property (Note 9a).
●	100,000 common shares were issued for the purchase of 2,135,760 common shares and 2,708,627 common share purchase warrants of Premier American Uranium (Note 7).
(b)	On February 28, 2025, the Company issued 1,333,825 flow-through common shares at a price of $15.00 per share for gross proceeds of $20,007,375. Share issuance cost was $1,515,084, net of tax of $560,373. Concurrently, the Company issued 625,000 common shares to NexGen at a price of $10.00 per share for gross proceeds of $6,250,000 as part of a private placement.
(c)	On June 24, 2025, the Company issued 5,121,500 common shares at a price of $10.00 per share for gross proceeds of $51,215,000 in a bought deal financing. Share issuance cost was $1,750,335, net of tax of $647,385.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

14.	SHARE CAPITAL (continued)

Issued (continued)

For the year ended December 31, 2024:

(d)	During the year ended December 31, 2024, the Company issued:
●	239,865 common shares on the exercise of stock options for proceeds of $2,630,019. As a result of the exercises, $1,950,028 was reclassified from reserves to share capital.
●	274,808 common shares on the exercise of warrants for proceeds of $3,627,474. As a result of the exercises, $819,407 was reclassified from reserves to share capital.
●	25,265 common shares to QRC to settle $348,830 of interest expense on the Debentures (see Note 11).
(e)	On February 9, 2024, the Company issued 920,000 flow-through common shares at a price of $25.00 per share for gross proceeds of $23,000,000. Share issuance cost was $1,242,784, net of tax of $459,660.
(f)	On April 29, 2024, the Company issued 31,318 common shares valued at $524,998 and made a cash payment of $525,002 to settle the Company’s obligation to make a payment of $1,050,000 to Mega Uranium pursuant to the acquisition of the Ben Lomond property in 2022.

Stock Options

Pursuant to the Company’s Omnibus Plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

		Weighted average
	Number of options	exercise price per share
Outstanding January 1, 2024	3,943,032	$13.28
Granted	647,000	12.68
Expired	(421,136)	14.16
Forfeited	(46,583)	14.04
Exercised	(239,865)	10.96
Outstanding December 31, 2024	3,882,448	$13.20
Granted	1,258,250	$10.58
Expired	(63,669)	15.03
Forfeited	(51,501)	12.39
Exercised	(550,975)	5.86
Outstanding, December 31, 2025	4,474,553	$13.35
Number of options exercisable	3,463,012	$14.05

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

14.	SHARE CAPITAL (continued)

Stock Options (continued)

As at December 31, 2025, the Company has stock options outstanding and exercisable as follows:

					Weighted
			Number of	Weighted	average
Range of	Number of	Weighted average	options	average	remaining
exercise prices	options	exercise price	exercisable	exercise price	contractual life (years)
$9.16 - $10.44	1,001,593	$9.95	512,010	$10.11	4.1
$10.45 - $12.44	917,776	11.68	584,693	11.66	2.7
$12.45 - $15.24	1,195,567	13.25	1,006,692	13.35	2.7
$15.25 - $16.52	1,048,858	16.27	1,048,858	16.27	1.9
$16.53 - $20.40	310,759	19.85	310,759	19.85	1.1
	4,474,553	$13.35	3,463,012	$14.05	2.7

The majority of options granted vest 1/3 on the grant date and 1/3 each year thereafter. Replacement options issued to Consolidated Uranium option holders in 2023 were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

The following weighted average assumptions were used to estimate the grant date fair values for the years ended December 31:

	2025	2024
Expected stock price volatility	58.05%	61.57%
Expected life of options (years)	5.0	5.0
Risk free interest rate	3.05%	2.98%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$10.58	$12.67
Weighted average fair value per option granted	$5.55	$6.90

Share-based compensation related to stock options for the years ended December 31 are as follows:

	2025	2024
Expensed to the statement of income and comprehensive income	$5,839,921	$5,267,839
Capitalized to exploration and evaluation assets	1,295,757	1,446,824
	$7,135,678	$6,714,663

Restricted Share Units

Pursuant to the Company’s Omnibus Plan, the directors may, from time to time, authorize the issuance of Restricted Share Units (a “RSU” or RSUs”) to directors, officers, employees and consultants of the Company. Each RSU once vested, is exercised and a common share is issued for zero consideration to the participant.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

14.	SHARE CAPITAL (continued)

Restricted Share Units (continued)

RSUs issued and outstanding on the dates set forth below are summarized as follows:

		Weighted average
	Number of RSUs	grant date fair value
Outstanding January 1, 2024	—	$—
Granted	87,500	11.04
Outstanding December 31, 2024	87,500	$11.04
Granted	87,500	11.83
Exercised	(29,167)	11.04
Outstanding December 31, 2025	145,833	$11.51

Share-based compensation related to RSUs for the years ended December 31 are as follows:

	2025	2024
Expensed to the statement of income and comprehensive income	$508,995	$17,306
Capitalized to exploration and evaluation assets	84,836	2,884
	$593,831	$20,190

Warrants

Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

	Number of underlying	Weighted average exercise
	shares	price per share
Outstanding January 1, 2024	276,652	$13.20
Expired	(1,844)	13.20
Exercised	(274,808)	13.20
Outstanding December 31, 2024	—	$—
Outstanding, December 31, 2025	—	$—

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

15.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are related parties. Premier American Uranium is a related party due to an overlap in key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts presented in the comparative period include short-term compensation and share-based compensation paid to the former President and Executive Vice President, Exploration & Development, who resigned on August 31, 2024 and October 31, 2024, respectively.

	Short term	Share-based
Year ended December 31, 2025	compensation	compensation	Total
Expensed to the statement of loss and comprehensive loss	$2,884,803	$5,514,673	$8,399,476
Capitalized to exploration and evaluation assets	367,599	409,983	777,582
	$3,252,402	$5,924,656	$9,177,058

	Short term	Share-based
Year ended December 31, 2024	compensation	compensation	Total
Expensed to the statement of loss and comprehensive loss	$3,006,487	$4,385,995	$7,392,482
Capitalized to exploration and evaluation assets	552,087	622,453	1,174,540
	$3,558,574	$5,008,448	$8,567,022

As of December 31, 2025:

●	$5,908 (2024: $1,120,402) was included in accounts payable and accrued liabilities owing to related parties and directors and officers; and
●	$Nil (2024: $99,449 from former related companies) was included in accounts receivable.

During the year ended December 31, 2025, the Company:

●	reimbursed NexGen $5,540 (2024: $24,024) for use of NexGen’s office space; and
●	received $41,963 (2024: $8,502) from related companies primarily as reimbursement for salaries (2024: from former related companies for equipment rentals and as reimbursement for office expenses and salaries).

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 920,000 flow through common shares of the Company pursuant to the private placement on February 9, 2024 (Note 14), which NexGen did not participate in.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

15.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

On January 19, 2025, NexGen’s shareholding was diluted to 31.8% as a result of the issuance of common shares on the conversion of US$3,000,000 of principal of the 2020 Debentures (Note 11). Concurrent with the flow through financing on February 28, 2025, NexGen’s shareholding in the Company was maintained at 31.8% as a result of subscribing to 625,000 common shares of the Company in a private placement (Note 14). On June 24, 2025, NexGen’s shareholding was diluted to 30.9% as a result of the issuance of 5,121,500 common shares as part of a bought deal financing, which NexGen participated in and bought 1,200,000 common shares (Note 14). On August 1, 2025, NexGen’s shareholding was diluted to 30.2% as a result of the issuance of common shares on the conversion of the remaining US$3,000,000 of principal of the 2020 Debentures (Note 11).

16.	CAPITAL MANAGEMENT

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and pre-development stage. As such, the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – quoted prices in active markets for identical assets or liabilities.
●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

17.	FINANCIAL INSTRUMENTS (continued)

Fair Value Measurement (continued)

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss) (Note 11). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of privately held marketable securities, which are Level 3 and their fair value is primarily based on the price of their most recent share issuances. Included in other comprehensive income (loss) during the year ended December 31, 2025, is a gain of $522,800 from the change in fair value of Level 3 marketable securities. The warrants included in marketable securities are Level 2.

Financial instrument risk exposure

As at December 31, 2025, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2025, the Company has cash and cash equivalents on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy included interest receivable and was repaid in its entirety during the year ended December 31, 2025.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2025, the Company had an adjusted working capital balance of $116,743,618 (adjusted working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities), including cash and cash equivalents of $62,906,168.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2025. The interest on the Debentures is fixed and not subject to market fluctuations.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

17.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure (continued)

(ii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

(iii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $562,746 that would flow through the consolidated statement of income (loss) and comprehensive income.

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change in the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities and accounts receivable by $122,823 that would flow through consolidated statement of income (loss) and comprehensive income.

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

17.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risk exposure (continued)

(iii)	Foreign Currency Risk (continued)

The tables below summarize the Company’s exposure to foreign currencies as at:

December 31, 2025	US$	AUD$
Cash	2,707,171	26,064
Accounts receivable	—	40,013
Marketable securities	10,000,000	2,640,000
Accounts payable and accrued liabilities	(537,714)	(20,143)
Convertible debentures	(3,960,893)	—
Net balance	8,208,564	2,685,934

December 31, 2024	US$	AUD$
Cash	434,627	39,359
Accounts receivable	291	84,240
Marketable securities	10,000,000	1,350,000
Accounts payable and accrued liabilities	(206,452)	(142,452)
Convertible debentures	(21,044,248)	—
Net balance	(10,815,782)	1,331,147

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

18.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management in assessing performance and in determining the allocation of resources. The Company has one operating segment, being the acquisition, exploration and development of uranium properties.

Geographically, the Company’s non-current assets and general and administrative expenditure are identified by country, being Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure is as follows.

As at December 31, 2025	Canada	United States	Australia	Total
Current assets	$117,888,743	$721,059	$407,134	$119,016,936
Property and equipment	680,859	15,132,305	—	15,813,164
Exploration and evaluation assets	112,337,763	139,495,657	27,258,399	279,091,819
Other non-current assets	—	2,292,210	744,152	3,036,362
Total assets	$230,907,365	$157,641,231	$28,409,685	$416,958,281
Total liabilities	$12,713,435	$2,020,014	$798,746	$15,532,195

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	—	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	—	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023
Total liabilities	$35,220,994	$1,837,525	$613,345	$37,671,864

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

18.	SEGMENT INFORMATION (continued)

		United
Year ended December 31, 2025	Canada	States	Australia	Total
Share-based compensation	$6,261,824	$—	$87,092	$6,348,916
Administrative salaries, contractor and director fees	4,264,052	78,492	94,114	4,436,658
Investor relations	1,640,925	—	—	1,640,925
Office and administrative	970,030	89,040	32,164	1,091,234
Professional and consultant fees	3,539,604	408,770	—	3,948,374
Travel	638,326	8,079	—	646,405
Public company costs	1,312,607	—	—	1,312,607
Total general and administrative expenditure	$18,627,368	$584,381	$213,370	$19,425,119

		United
Year ended December 31, 2024	Canada	States	Australia	Total
Share-based compensation	$5,181,245	$—	$103,900	$5,285,145
Administrative salaries, contractor and director fees	4,972,700	74,914	72,413	5,120,027
Investor relations	897,110	—	—	897,110
Office and administrative	637,603	132,386	33,483	803,472
Professional and consultant fees	3,653,186	783,468	—	4,436,654
Travel	565,145	—	—	565,145
Public company costs	559,212	—	—	559,212
Total general and administrative expenditure	$16,466,201	$990,768	$209,796	$17,666,765

The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024 and all associated income and expenses in the comparative period were classified as discontinued operations (Note 6a).

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the years ended December 31, 2025 and 2024.

Non-cash transactions in the years ended December 31, 2025 and 2024 included:

(a)	A non-cash transaction in the year ended December 31, 2025 of $1,380,593 (2024: $1,449,708) related to share-based payments was included in exploration and evaluation assets (Note 14).
(b)	Acquisition of exploration and evaluation assets in the year ended December 31, 2025 are presented net of a non-cash increase to asset retirement obligations of $349,848 (2024: decrease of $75,608). Additions to exploration and evaluation assets in the year ended December 31, 2025 are presented net of a non-cash increase in accounts payable of $223,561 (2024: $625,478) and depreciation of $46,143 (2024: $24,516) directly related to exploration and evaluation assets (Note 9).
(c)	Additions to property and equipment in the year ended December 31, 2025 are presented net of a non-cash increase in right-of-use assets of $165,176 (2024: $nil) (Note 8).
(d)	The Company issued 2,417,068 common shares to QRC with a fair value of $24,291,545 following the conversion of US$6 million principal of the 2020 Debentures in the year ended December 31, 2025 (Note 11). The Company issued 17,761 common shares with a fair value of $188,732 to QRC to settle a portion of the interest owing on the Debentures in the year ended December 31, 2025 (2024: 25,265 common shares with a fair value of $348,830) (Note 11).
(e)	The Company received $1,060,000 of common shares of Purepoint Uranium in exchange for 10% of the Company’s interest in the Purepoint Joint Venture, with no gain or loss recorded on the exercise of the Put Option during the year ended December 31, 2025 (Note 6c).
(f)	Acquisitions of exploration and evaluation assets in the year ended December 31, 2025 include the issuance of 16,666 common shares with a fair value of $161,160 to complete the 1st anniversary payment to retain its 100% interest in the Bulyea River property. Acquisitions of exploration and evaluation assets in the year ended December 31, 2024 are presented net of a non-cash increase in contingent payments of $278,152 (Note 9a).
(g)	Purchases of marketable securities in the year ended December 31, 2025 included a non-cash transaction related to the issuance of 100,000 common shares with a fair value of $1,221,000 (Note 7).

ISOENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

20.	SUBSEQUENT EVENTS

Bought Deal Financing and Concurrent Private Placement

On January 27, 2026, the Company issued 3,833,410 common shares at a price of $15.00 per share to a syndicate of underwriters, for gross proceeds of $57,501,150 million as part of a bought deal financing.

Concurrently, the Company issued 1,666,667 common shares to NexGen at a price of $15.00 per share for gross proceeds of $25,000,005 as part of a private placement. This private placement was entered into with NexGen to maintain its current pro-rata interest in the Company of approximately 30.0%.

Option Grants and Option Exercises

Subsequent to December 31, 2025, the Company granted 704,375 stock options to its directors, employees, and consultants. These stock options are exercisable at a price of $13.78 per option and expire on January 2, 2031.

Subsequent to December 31, 2025, 127,194 common shares of the Company were issued on the exercise of stock options for proceeds of $1,564,928.

Subsequent Events Discussed Elsewhere in the Financial Statements

Refer to Note 6a and Note 7 of these Financial Statements.